[Letterhead of PokerTek, Inc.]

August 1, 2007

Via EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jennifer Hardy, Esq.

Re:	PokerTek, Inc. Registration Statement on Form S-3 (File No. 333-144064)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we respectfully request (i) that the Registration Statement on Form S-3 (File No. 333-144064) of PokerTek, Inc. (the “Company”), together with all exhibits (the “Registration Statement”), be withdrawn and (ii) the consent of the Securities and Exchange Commission (the “Commission”) to such withdrawal. The Registration Statement was initially filed by the Company on June 26, 2007 to register for resale or other disposition by certain selling shareholders shares of the Company’s common stock. This withdrawal request is being made in order for the Company to regain eligibility to register a secondary offering pursuant to a Registration Statement on Form S-3. The Registration Statement was not declared effective by the Commission and no securities were sold in connection with the offering described in the Registration Statement.

The Company also respectfully requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account with the Commission for use with respect to a subsequently filed registration statement.

If you have any questions regarding this request, please call Daniel M. Lascell, the Company’s General Counsel, at 704.849.0860 or Robert M. Donlon of Womble Carlyle Sandridge & Rice, PLLC, outside counsel to the Company, at 704.331.4964.

Very truly yours, /s/ Daniel M. Lascell Daniel M. Lascell General Counsel

cc:	Gehrig H. White Christopher Daniels Robert M. Donlon, Esq.